Alkmaar, January 4, 2005

Airspray: 2004 result expected to be around 30% lower

Despite solid volume growth of 18% over 2004, especially in North America, Airspray's consolidated result is expected to be around 30% lower compared to 2003. This is mainly a consequence of the continuing weakness of the U.S. dollar as well as one-off costs.

Since Airspray's last trading update, dated 11 November 2004, the $/€ exchange rate weakened even further to 1.362 (CEB) on 31 December 2004. Whilst volume growth in the dollar-related sales regions was particularly strong, this could not offset the impact of the weakening dollar on the sales result. The further decline of the only partially hedged dollar since the last trading update had a profound negative effect on the results. In addition results were affected negatively by a reclassification of expenses and one-off consulting costs. Based on the above, Airspray expects the consolidated result for the year 2004 to be around 30% lower compared to 2003.

Airspray is continuing its strong autonomous growth, with a volume growth of 18% for 2004. Airspray also shipped its first orders of the new Symplicity lotion pump and Dual Foamers as expected.

For the year 2005 Airspray still expects, as a result of the substantial inflow of new orders and projects, at least 15% volume growth. New retail launches are expected soon. With the anticipated dollar inflow for 2005 Airspray has taken measures to protect itself against any further decline of the U.S. dollar using various exchange rate instruments. As a result, Airspray expects to resume its growth in earnings in 2005.

Airspray will publish its full year results 2004 on 24 February 2005.

Airspray

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Procter & Gamble, Unilever, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 120 people. Airspray is a 'technology-driven' enterprise. During its 21 year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

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For more information please contact:

Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.biz